EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction

Macoven Pharmaceuticals, LLC	Louisiana

Pernix Manufacturing, LLC	Texas

Pernix Therapeutics, LLC	Louisiana

Pernix Sleep, Inc.	Delaware

Cypress Pharmaceuticals, Inc.	Mississippi

GTA GP, Inc.	Maryland

GTA LP, Inc.	Maryland

Gaine, Inc.	Delaware

Respicopea, Inc.	Delaware

Hawthorn Pharmaceuticals, Inc.	Mississippi